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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Home Decoration, Inc
(Exact name of issuer as specified in its charter)

California
(State or other jurisdiction of incorporation or organization)

2129 Paso Real Av. Rowland Heights, CA 91748
(Address, including zip code, and telephone number, including area code of issuer's principal executive office) 626-912-3986

N/A
(Name, address, including zip code, and telephone number, including area code, of agent for service)

3993
(Primary standard Industrial Classification Code Number)

20-5946278
(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq*. Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

PART I—NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors; Cherng Chang

(b) the issuer's officers; N/A

(c) the issuer's general partners; N/A

(d) record owners of 5 percent or more of any class of the issuer's equity securities; Cherng Chang

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities; N/A

(f) promoters of the issuer; N/A

(g) affiliates of the issuer; N/A

(h) counsel to the issuer with respect to the proposed offering; N/A

(i) each underwriter with respect to the proposed offering; N/A

(j) the underwriter's directors; N/A

(k) the underwriter's officers; N/A

(l) the underwriter's general partners; and N/A

(m) counsel to the underwriter. N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262. N/A

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer. N/A

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. N/A

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons. N/A

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered. Offered through mail in US. by HD

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state: None within one year prior to filing.

(1) the name of such issuer;

(2) the title and amount of securities issued;

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

(4) the names and identities of the persons to whom the securities were issued.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a). N/A

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon forexemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption. N/A

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering ofany securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering. N/A

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; N/A

(2) To stabilize the market for any of the securities to be offered; N/A

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation. N/A

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed. N/A

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection. N/A

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers. N/A

PART II—OFFERING CIRCULAR

Financial Statement requirements, regardless of the applicable disclosure model, are specified in Part F/S of this Form 1-A.

The Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format. See Rule 175, 17 CFR 230.175.

The narrative disclosure contents of offering circulars are specified as follows:

A: For all corporate issuers — the information required by Model A of this Part II of Form 1-A.

B: For all other issuers and for any issuer that so chooses —the information required by either Part I of Form S1, 17 CFR 239.11, except for the financial statements called for there, or Model B of this Part II of Form 1-A. Offering circulars prepared pursuant to this instruction need not follow the order of the items or other requirements of the disclosure form. Such information shall not, however, be set forth in such a fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading. Information requested to be presented in a specified tabular format shall be given in substantially the tabular form specified in the item.

* *

OFFERING CIRCULAR MODEL A.

GENERAL INSTRUCTIONS:

Each question in each paragraph of this part shall be responded to; and each question and any notes, but not any instructions thereto, shall be restated in its entirety. If the question or series of questions is inapplicable, so state. If the space provided in the format is insufficient, additional space should be created by cutting and pasting the format to add more lines.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may have liability to investors. The selling agents should exercise appropriate diligence to determine that no such inaccuracy or incompleteness has occurred, or they may be liable.

COVERPAGE

____

(Exact name of Company as set forth in Charter)

Type of securities offered: COMMON STOCKS
Maximum number of securities offered: 2,000,000
Minimum number of securities offered: 20,000
Price per security: $ 1
Total proceeds: If maximum sold: $ 2 millions If minimum sold: $ 20,000
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No

If yes, what percent is commission of price to public? ________ %

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[X] Is in the development stage. start up
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states: N/A

State	*State File No.*	*Effective Date*

INSTRUCTION: The Cover Page of the Offering Circular is a summary of certain essential information and should be kept on one page if at all possible. For purposes of characterizing the Company on the cover page, the term "development stage" has the same meaning as that set forth in Statement of Financial Accounting Standards No. 7 (June 1, 1975).

TABLE OF CONTENTS

	Page
The Company	6
Risk Factors	7
Business and Properties	7-10 and 36-49
Offering Price Factors	10-11
Use of Proceeds	11-12
Capitalization	13
Description of Securities	14-~~16~~15
Plan of Distribution	15-16
Dividends, Distributions and Redemptions	16
Officers and Key Personnel of the Company	16
Directors of the Company	18-19
Principal Stockholders	19
Management Relationships, Transactions and Remuneration	19-20
Litigation	20
Federal Tax Aspects	21
Miscellaneous Factors	21
Financial Statements	50-54
Managements Discussion and Analysis of Certain Relevant Factors	21
Me and My Inventions	55-56

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of ______ pages.

THE COMPANY

1. Exact corporate name: Home Decoration, Inc.

   State and date of incorporation: CA, 9/22/2006

   Street address of principal office: 2129 Paso Real Av, Rowland Heights, CA 91748

   Company Telephone Number: ( ) 626-912-3986

   Fiscal year: 1 (month) 1 (day)

   Person(s) to contact at Company with respect to offering:

   Cherng Chang

   Telephone Number (if different from above): ( ) N/A (see above)

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) Statistically, the chance of success for startup
(2) companies is always lower.
(3) Some customers don't think they will need
(4) on-premise advertisement.
(5) The customer (retail stores, etc) may prefer
(6) using existing methods (crane, ladder) for
(7) installation and removal of advertisement.
(8) Only presidents/owners of large sign companies
(9) will be invited to invest. Although these
(10) investors have finite risk, this risk is not
(11) significant ($20,000) comparing with the resource
(12) of each investor/company.
(13) Down side of the risk is loss of $20,000 to each
(14) investor. Upside of the risk is the annual
(15) return of investment (ROI) exceeding 100%
(16) starting the end of 2nd year.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

INSTRUCTION: The Company should avoid generalized statements and include only those factors which are unique to the Company. No specific number of risk factors is required to be identified. If more than 16 significant risk factors exist, add additional lines and number as appropriate. Risk factors may be due to such matters as cash flow and liquidity problems, inexperience of management in managing a business in the particular industry, dependence of the Company on an unproven product, absence of an existing market for the product (even though management may believe a need exists), absence of an operating history of the Company, absence of profitable operations in recent periods, an erratic financial history, the financial position of the Company, the nature of the business in which the Company is engaged or proposes to engage, conflicts of interest with management, arbitrary establishment of offering price, reliance on the efforts of a single individual, or absence of a trading market if a trading market is not expected to develop. Cross references should be made to the Questions wheredetails of the risks are described.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties: Also see P. 36-49

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of ____/____/____ $ 0
(a recent date)

As of ____/____/____ $ 0
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

	Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
(1)	Achieve goal of offering	$2 millions raised (by 200 investor sign companies)	Dec 2009
(2)		start delivery of products	Dec 2010
(3)	First profitable year	Sales $21 millions Gross profit $12 millions	Dec 2011
(4)			
(5)			

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

Sales will reduce proportionally with the number of investor sign companies reduction.

INSTRUCTION: The inquiries under Business and Properties elicit information concerning the nature of the business of the Company and its properties. Make clear what aspects of the business are presently in operation and what aspects are planned to be in operation in the future. The description of principal properties should provide information which will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of the individual properties or legal descriptions by metes and bounds are not required and should not be given.

As to Question 4, if more than five events or milestones exist, add additional lines as necessary. A "milestone" is a significant point in the Company's development or an obstacle which the Company must overcome in order to become profitable.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

   Total $ 0 ($________ per share) Startup

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

   Offering Price Per Share / Net After-Tax Earnings Last Year Per Share = ________ (price/earnings multiple) N/A

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

   $________ ($________ per share) Less than $10,000

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

   (b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.) N/A

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

   If the maximum is sold: 28.6 %
   If the minimum is sold: 0.4 %

   (b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

   If the maximum is sold: ____* $7 millions
   If the minimum is sold: ____* $5.02 millions

   * These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: ________. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $_____.

The pre-money of $5 millions is attributed to the assignment of 3 pending and all future US patents in this area to HD.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount %	If Maximum Sold Amount %
Total Proceeds	$ 20,000	$ 2,000,000
Less: Offering Expenses	100%	$100%
Commissions & Finders Fees		
Legal & Accounting		
Copying & Advertising		
Other (Specify):		
Net Proceeds from Offering		
Use of Net Proceeds		
Offering Expense	$ 0	$ 0
Net	$ 20,000	$ 2,000,000
Total Use of Net Proceeds	Cost of products only No sales/marketing No salary until profitable or affordable $	See F/S
	100%	100%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used. N/A

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain. N/A

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness. N/A

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons. N/A

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain: N/A

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems. No

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known. Yes

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

7

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of:	As Adjusted	
	/ / (date)	Minimum	Maximum
Debt:			
Short-term debt (average interest rate __%)	$ 0	$ 0	$ 0
Long-term debt (average interest rate __%)	$ 0	$ 0	$ 0
Total debt	$	$	$
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)			
	$ 0	$ 0	$ 0
	$	$	$
	$	$	$
Common stock — par or stated value	$	$	$
Additional paid in capital	$	$	$
Retained earnings (deficit)	$	$	$
Total stockholders equity (deficit)	$	$	$
Total Capitalization	$ 10,000	$ 30,000	$ 2,030,000
	$	$	$

Number of preferred shares authorized to be outstanding: N/A

Class of Preferred	Number of Shares Authorized	Par Value Per Share
		$
		$
		$

Number of common shares authorized: 500 million shares. Par or stated value per share, if any: $______

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights:______ shares. N/A

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[/] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ____________________
[ ] Other: ____________________

15. These securities have:

Yes No
[X] [ ] Cumulative voting rights
[ ] [ ] Other special voting rights
[ ] [ ] Preemptive rights to purchase in new issues of shares
[ ] [ ] Preference as to dividends or interest
[ ] [ ] Preference upon liquidation
[ ] [ ] Other special rights or preferences (specify): ____________________

Explain:

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ___ /___ /___
Date when conversion expires: ___ /___ /___

17. (a) If securities are notes or other types of debt securities: N/A

(1) What is the interest rate? _______%
If interest rate is variable or multiple rates, describe: ____________________

(2) What is the maturity date? ___ /___ /___
If serial maturity dates, describe: ____________________

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No
Describe: ____________________

(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No
Describe, including redemption prices: ____________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No Describe: ___________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $___________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $___________

How much indebtedness is junior (subordinated) to the securities? $ ___________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

		Last Fiscal Year		
		Actual	Pro Forma	
			Minimum	Maximum
"Earnings" / "Fixed Charges"	=	________	________	________
If no earnings show "Fixed Charges" only		________	________	________

N/A

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: N/A

Are unpaid dividends cumulative? [ ] Yes [X] No
Are securities callable? [ ] Yes [X] No
Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: N/A

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ ________ N/A

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are: N/A

Name: ________ Name: ________
Address: ________ Address: ________
________ ________
Telephone No.: ( ) ________ Telephone No.: ( ) ________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.) N/A

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities. N/A

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name: Cherng Chang Name: ________
Address: 2129 Paso Real Av Address: ________
Rowland Heights CA 91748 ________
Telephone No.: (626) 9123986 Telephone No.: ( ) ________

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: up to 100 investors sign companies

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised: N/A

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined: N/A

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when: N/A

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: President

Name: Cherng Chang Age: 67

Office Street Address: 2129 Paso Real Av, Rowland Heights CA 91748 Telephone No.: (626) 912 3986

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. President, American Home Decoration Inc.

Education (degrees, schools, and dates): Ph.D.

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

30. Chief Operating Officer: Title: N/A

Name: ______ Age: ______

Office Street Address: ______ Telephone No.: ( ) ______

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer: Title: ______________________________

Name: ______________________________ Age: ______________

Office Street Address: Telephone No.: ( ) ____________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

32. Other Key Personnel:

(A) Name: ______________________________ Age: ______________

Title: ______________________________

Office Street Address: Telephone No.: ( ) ____________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

(B) Name: ______________________________ Age: ______________

Title: ______________________________

Office Street Address: Telephone No.: ( ) ____________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

INSTRUCTION: The term "Chief Executive Officer" means the officer of the Company who has been delegated final authority by the board of directors to direct all aspects of the Company's affairs. The term "Chief Operating Officer" means the officer in charge of the actual day-to-day operations of the Company's business. The term "Chief Financial Officer" means the officer having accounting skills who is primarily in charge of assuring that the Company's financial books and records are properly kept and maintained and financial statements prepared.

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

33. Number of Directors: 1 If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

34. Information concerning outside or other Directors (i.e. those not described above): N/A

(A) Name: ____________ Age: ____________

Title: ____________

Office Street Address: Telephone No.: ( ) ____________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(B) Name: ____________ Age: ____________

Title: ____________

Office Street Address: Telephone No.: ( ) ____________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(C) Name: ____________ Age: ____________

Title: ____________

Office Street Address: Telephone No.: ( ) ____________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company? [X] Yes [ ] No Explain: American Home Decoration Inc President Director in Picture Frame business, idle now

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information. N/A

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates. see (a)

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company. N/A

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse. N/A

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions. See p 55-56

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name: Cherng Chang	$0.002	5 millions	100%	7 millions	71.4%

Office Street Address: 2129 Paso Real Av Rowland Heights CA 91748

Telephone No. (626 912 3986

Principal occupation: President

38. Number of shares beneficially owned by Officers and Directors as a group: N/A
Before offering: ____shares (____% of total outstanding)
After offering: a) Assuming minimum securities sold: ____ shares (____% of total outstanding)
b) Assuming maximum securities sold: ____ shares (____% of total outstanding)
(Assume all options exercised and all convertible securities converted.)

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe. N/A

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements. N/A

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved. N/A

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$ 0	$ 0
Chief Operating Officer		
Chief Accounting Officer		
Key Personnel:		
Others:		
Total:	$ 0	$ 0
Directors as a group (number of persons__)	$ /	$ /

(b) If remuneration is expected to change or has been unpaid in prior years, explain: N/A

(c) If any employment agreements exist or are contemplated, describe: N/A

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: __________ shares (_______ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities: N/A

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: ______shares. N/A

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders. 100%

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination: N/A

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

INSTRUCTION: For purposes of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group if he is an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40, the term "Cash" should indicate salary, bonus, consulting fees, non-accountable expense accounts and the like. The column captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations. N/A

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor. N/A

    Name of Tax Advisor: ______________________
    Address: ______________________
    Telephone No. ( )___-__________

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete. N/A

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A. See p 50-54

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes. losses in developing stage, no sales

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible. N/A

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: _____%. What is the anticipated gross margin for next year of operations? Approximately _____%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained. N/A

50. Foreign sales as a percent of total sales for last fiscal year: _____%. Domestic government sales as a percent of total domestic sales for last fiscal year: _____%. Explain the nature of these sales, including any anticipated changes:

N/A

PART III —EXHIBITS N/A

Item 1. Index to Exhibits

(a) An index to the exhibits filed should be presented immediately following the cover page to Part III.

(b) Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 2 below.

(c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form 1-A.

(d) Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.

Instructions:

1. Any document or part thereof filed with the Commission pursuant to any Act administered by the Commission may, subject to the limitations of Rule 24 of the Commission's Rules of Practice, be incorporated by reference as an exhibit to any offering statement.

2. If any modification has occurred in the text of any document incorporated by reference since the filing thereof, the issuer shall file with the reference a statement containing the text of such modification and the date thereof.

3. Procedurally, the techniques specified in Rule 411(d) of Regulation C shall be followed.

Item 2. Description of Exhibits

As appropriate, the following documents should be filed as exhibits to the offering statement.

(1) *Underwriting Agreement* — Each underwriting contract or agreement with a principal underwriter or letter pursuant to which the securities are to be distributed; where the terms have yet to be finalized, proposed formats may be provided.

(2) *Charter and by-laws* — The charter and by-laws of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.

(3) *Instruments defining the rights of security holders* —

(a) All instruments defining the rights of any holder of the issuer's securities, including but not limited to (i) holders of equity or debt securities being issued; (ii) holders of long-term debt of the issuer, and of all subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

(b) The following instruments need not be filed if the issuer agrees to provide them to the Commission upon request: (i) instruments defining the rights of holders of long-term debt of the issuer and all of its subsidiaries for which consolidated financial statements are required to be filed if such debt is not being issued pursuant to this Regulation A offering and the total amount of such authorized issuance does not exceed 5% of the total assets of the issuer and its subsidiaries on a consolidated basis; (ii) any instrument with respect to a class of securities which is to be retired or redeemed prior to the issuance or upon delivery of the securities being issued pursuant to this Regulation A offering and appropriate steps have been taken to assure such retirement or redemption; and (iii) copies of instruments evidencing scrip certificates or fractions of shares.

(4) *Subscription agreement* — The form of any subscription agreement to be used in connection with the purchase of securities in this offering.

(5) *Voting trust agreement* — Any voting trust agreements and amendments thereto.

(6) *Material contracts*

(a) Every contract not made in the ordinary course of business which is material to the issuer and is to be performed in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before such filing. Only contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest.

(b) If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it should be filed except where immaterial in amount or significance: (i) any contract to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or underwriters are parties except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price; (ii) any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent; (iii) any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer.

(c) Any management contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following: (i) ordinary purchase and sales agency agreements; (ii) agreements with managers of stores in a chain organization or similar organization; (iii) contracts providing for labor or salesmen's bonuses or payments to a class of security holders, as such; (iv) any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.

(7) *Material foreign patents* — Each material foreign patent for an invention not covered by a United States patent. If a substantial part of the securities to be offered or if the proceeds therefrom have been or are to be used for the particular purposes of acquiring, developing or exploiting one or more material foreign patents or patent rights, furnish a list showing the number and a brief identification of each such patent or patent right.

(8) *Plan of acquisition, reorganization, arrangement, liquidation, or succession* — Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the offering statement. Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the offering statement. The plan filed shall contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

(9) *Escrow agreements* — Any escrow agreement or similar arrangement which has been executed in connection with the Regulation A offering.

(10) *Consents* —

(a) Experts: The written consent of (i) any accountant, engineer, geologist, appraiser or any person whose profession gives authority to a statement made by them and who is named in the offering statement as having prepared or certified any part of the document or is named as having prepared or certified a report or evaluation whether or not for use in connection with the offering statement; (ii) the expert that authored any portion of a report quoted or summarized as such in the offering statement, expressly stating their consent to the use of such quotation or summary; (iii) any persons who are referenced as having reviewed or passed upon any information in the offering statement, and that such information is being included on the basis of their authority or in reliance upon their status as experts.

(b) Underwriters: A written consent and certification in the form which follows signed by each underwriter of the securities proposed to be offered. All underwriters may, with appropriate modifications, sign the same consent and certification or separate consents and certifications may be signed by any underwriter or group of underwriters.

Consent and Certification by Underwriter

1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by [insert name of issuer] pursuant to Regulation A in connection with a proposed offering of [insert title of securities] to the public.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

____
(Underwriter)

By ______________________________________

Date __/__/__

(d) All written consents shall be dated and manually signed.

(11) *Opinion re legality* — An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.

(12) *Sales Material* — Any material required to be filed by virtue of Rule 256.

(13) *"Test the Water" Material* — Any written document or broadcast script used under the authorization of Rule 254.

(14) *Appointment of Agent for Service of Process* — A Canadian issuer shall provide Form F-X.

(15) *Additional exhibits* — Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rowland Heights State of CA, on Aug 7, 2009

(Issuer) Home Decoration, Inc

By (Signature and Title) [signature] CHERNG CHANG President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) [signature] President
(Title)
(Selling security holder)
(Date) Aug 7 2009

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.

BUSINESS AND PROPERTIES

I. Company Description

The Home Decoration (HD), Inc., was created as an innovative and fast growing company within the global sheet arts and advertisement industries. The founder and president of this company is Dr. Chang.

II. Products

A. Sheet Holder*

The present business is started from the invention of a novel sheet holder (Fig. 1). It has a length of 24" and comprises a base and a holding plate, connected by two extension springs for toggling the holding plate between a closed position for holding art sheets and an open position for removing or changing the art sheet display.

In order to increase the number of art sheets to be held by this sheet holder, two pegs are provided for holding art sheets each with two matching mounting holes. A rubber block with an elongated groove is also optionally provided for holding art sheets without mounting holes or with width shorter than the distance (17.5") between the two pegs.

This sheet holder will come with a template having two holes for guiding the punching of two mounting holes on an art sheet to be held in the sheet holder. A hole puncher will also be included along with each sheet holder to be sold.

The sheet holder can be hung on a wall for holding a stack of art sheets and displaying the top sheet of the stack. The user can easily flip the sheets to view all art sheets any time. Many young kids like to decorate their rooms full of posters. A sheet holder may hold most old posters and allow more posters to be bought and displayed. A kid may even purchase many sheet holders to allow more posters to be elegantly and conveniently displayed and stored. One other promising application is for many pornographic posters to be stored and flipped for viewing.

Such sheet holder may also be used for business presentation. The presenter may include different sheets such as one newspaper sheet showing headline, computer printouts, and interactive white blank sheets and blank forms to be part of his presentation. All these sheets mounted on the sheet holder can be placed on an easel to be flipped during a presentation.

A cardboard tube is provided along with the sheet holder to be sold. Instead of carrying a conventional bulky poster board holder and an easel separately, the present sheet holder along with its presentation sheet roll and an easel specially designed for holding the present sheet holder can all be fit in the cardboard tube for easy carrying.

B. Indoor Advertisement*

Shown in Fig. 2 is another sheet holder, which is similar to the sheet holder of Fig. 1, but of more than twice the length. Two holding plates are connected to one long base with four extension springs. It allows these two holding plates to be independently toggled between a closed position and an open position. Two pegs are installed on the base behind each holding plate.

This sheet holder is ideally suited for holding two back-to-back paper advertisement sheets with one clear vinyl cover sheet on each side. It can be hung by two ropes and positioned in an aisle of a retail store to be viewed by shoppers coming from either side of the aisle. A group of pulleys can be installed in solid building structure to lead these two ropes to a control box at a height readily accessible to a store operator.

Inside this control box is a mechanism, which is well known in the operation of Venetian blind and is now used in the present application. It will allow the ropes to be pulled and then locked to a height for displaying the advertisement sheets without the need of cranes. It can also allow the ropes to be lowered and then locked at a hand reachable height for replacing the existing advertisement sheets by new advertisement sheets. All these operations can be achieved without taking down the sheet holder.

Without going into the details of this mechanism, the two ropes shown in Fig. 2 are free to move up and down when they are pulled or released along a marked up/down line. However, once these two ropes are lined up with a marked lock line, these ropes will be locked up.

In addition to the advantage in the simple operation of this mechanism, it can also allow for easy change of the display height in order to accommodate the display of advertisement sheets of different heights.

The use of paper advertisement has the advantage of low cost, which allows for frequent change of advertisement sheets depending on the business needs. A small store may purchase ready-made ad or fun sheet at low cost from Internet and hang it to decorate the store.

A conventional vinyl or canvas banner in lieu of the paper advertisement may also be used in the present indoor advertisement system. The sheet holder and the clear vinyl covers are not needed in this case, but the vinyl or canvas banner may need two mounting holes with grommets and a top sleeve for housing a reusable rigid rod for reinforcement.

C. Outdoor Advertisement*

Fig. 3 discloses an outdoor advertisement system holding a flat screen TV or monitor for displaying advertisement text and graphics supplied by a computer. The first member of this system is a fixture to be mounted on the outside wall or roof of a store building.

As seen in Fig. 3, the four corners of the TV are held by two upper ropes and two lower ropes. The strong tension constantly applied to these ropes will firmly secure the TV to the fixture, similar to the use of four screws or fasteners for mounting this TV to the fixture.

Riding on each rope between the corner hook on the TV and the fixture's bolt pulley is a weight or hanging pulley. Each of these four ropes, after passing through one or more pulleys, will enter a control box at or near the ground. Once inside the control box, each rope is connected with a winch assembly, which comprises a winch and an extension spring.

Beside the four mounting ropes there are also one power cable and one signal cable firmly connected to the TV. The other ends of these two cables will go to an power source and a computer, respectively. As seen in Fig. 3, there is also a hanging pulley riding on each cable between the TV and the fixture's bolt pulley. The excessive portion of the two cables is shown loosely wrapped around two cleats in the control box.

When the TV is to be lowered to the ground for service or any other reason, the first step to do is loosening the two lower ropes by turning the winches in the control box. Once these ropes are slowly loosen, the slack in the ropes will be taken up by the two hanging pulleys, which will roll themselves down until reaching the ground.

At this time the power cable and the signal cable will also be loosen by unwrapping the excessive portion of the cables from the cleats. This will also cause the two corresponding hanging pulleys to roll down themselves until reaching the ground.

The two lower ropes at the ground will be held by two persons while one or two other persons will slowly loosen the two upper ropes and lower the TV. During the descending of the TV, the two persons holding the lower ropes at the ground will guide the lowering of the TV, making sure the TV will not spin or wildly swing, and stay away from the building, any object, or person walking nearby. This process will continue until the TV is lowered to the ground.

Once at the ground, the TV will be disconnected from the ropes and cables and removed for service. After the service the TV can be reattached to the ropes and cables and raised to the fixture. Two persons will start cranking the two upper ropes at the winches, while the other two persons will hold the two lower ropes in guiding the rise of the TV carefully. This process will continue until the TV is raised to the fixture, and in firm contact with the fixture, with the hanging pulleys held in between.

At this time, the two persons will still continue cranking at their winches. But the further turning of the two upper ropes will not change the position of the TV, but only stretch the length of the two extension springs. This cranking will continue until the springs are fully stretched, but still within the safety limit of these two springs' performance. These stretched springs will impart high tension to the two connected upper ropes.

It is known that most ropes may stretch to some degree under tension after a period of time. But this stretching of the ropes will be taken up by these extension springs by slowly reducing their length. This means that these two ropes will remain in high tension, which will ensure the TV to be securely mounted on the fixture, just as the nailing of the upper part of the TV onto the fixture without separation.

After mounting the top portion of the TV to the fixture, two persons can go on to crank the two lower ropes. After the TV's two lower hooks are pulled into contact with the fixture, these two persons will still continue cranking until the two extension springs are fully stretched, and the two lower ropes are in high tension. They can now stop cranking and apply brake to the two winches. This complete the TV mounting process. All four corners of the TV are securely attached to the fixture.

At this time there is still one more job to be done. The two cables will be slowly pulled in and loosely wrapped around the cleats. The two hanging pulleys riding on the cables will also slowly roll up. This process will continue until these two corresponding hanging pulleys are positioned near, but not touching the TV. These two cables can be loosely maintained at this position since they are not required for holding the TV.

After a long period of time, may be one month without taking down the TV, it is suggested that all four mounting ropes be retightened again by cranking the ropes and stretching the extension springs. This will restore the four extension springs to its fully stretched condition.

It should be noted that the present novel outdoor advertisement system can also be employed for holding conventional vinyl or canvas banners. In this case, each banner will need to have a top sleeve and a bottom sleeve, each with two mounting holes with grommets, for housing two reusable rigid rods for reinforcement and evenly stretching the displayed banner. Beside the TV and banner, a 3D advertisement object may also be displayed on the present outdoor advertisement system. One example may be a real size new car plastic model mounted on the roof of a car dealer shop.

* Patent pending in US and worldwide.

D. Five Photos

In this section five photos of existing banner ads are shown, and discussions are presented to suggest in what way the present innovation in the indoor/outdoor advertisement may be applied to make these banner ads more appealing, cost effective, and successful in achieving its goal of advertisement and decoration.

The photo 1 shows an outdoor banner mounted on the outside wall of a Los Angeles Well Fargo bank. This banner is seen dropped half way down. It still stayed that way two weeks after I took this picture.

I suspect this banner was hung by the bank's personnel without hiring a professional sign company. I'm sure they are not proud of this banner, whatever the reason. This experience may discourage them in the future to do any such banner promotion. It is a loss to this bank, and is also a loss to the sign industry in general.

The particular sign company making this banner is not at fault, but in my opinion, is morally responsible for this failure. The sign industry in general should consider the whole job of a sign display, from beginning to the end, not just making the banner itself. The sign company cannot be happy if the customer is not happy.

The sign company making this banner should strongly suggest a professional installation of this banner, to avoid the possible failure if the installation is not done properly.

After a professional installation and the promotional period, such professional help may still be needed again just to take down the banner. But in many occasions, this customer may want to have a new banner made and installed for a different business promotion.

In all above occasions, it is beneficial to have one outdoor banner fixture such as the one shown in Fig. 3 installed. From then on, the customer can easily do the removing and replacing of banners without lifting the operator to the display height. Each mounted banner will be nicely displayed with the help from the installed rods and the ropes attached to the springs.

The photo 2 shows a banner mounted on the front wall of a tax service shop. Such banner typically has four top mounting holes and four bottom mounting holes. Each hole is reinforced by a grommet. In the present situation, at least all four upper holes must be securely fastened to the front wall. Apparently, this banner was installed by the store personnel without professional assistance. Probably due to the difficulty in the installation, only two corner holes were fastened to the wall. This lack of adequate support causes the drag in the mid portion of the banner, which not only degrades the appearance of the banner, but also makes it questionable whether it could withstand severe weather condition with heavy wind or thunderstorm.

An alternate approach to the present banner advertisement may call for a simplified version of the outdoor advertisement system of Fig. 3. Instead of the fixture shown in Fig. 3, two pulleys may be fastened to the ends of two existing horizontal beams. Two supporting ropes may run through these two and several more pulleys and into a control box and are connected to two winch assemblies.

The banner to be chosen should have two mounting holes with grommets and a top sleeve for housing a reusable rigid rod. The front ends of the two ropes are fastened to the two holes. Once the winches are cranked and the two extension springs fully stretched, the banner and the rod will be securely fastened to the pulleys. The rod will assure the top of the banner evenly supported.

Although this alternate banner advertisement system may need a little initial investment, it will bring with it three important advantages. The first one is the neat appearance of the installed banner. The second advantage is the ease of installation and removal of the banners. These two advantages will create the third advantage, which is to encourage the store to frequently change the banners with fresh new advertisements and attract more visitors to the store. The increased business will be more than enough in covering the cost of the initial investment.

The Photo 3 shows an indoor, and on-premise advertisement sheet hung on the ceiling of one Albertsons supermarket. This advertisement sheet is light weight and can be made at low cost. Many such sheets are seen in the store. It can be an effective and low cost means for promoting the store's business.

Albertsons is a large supermarket organization. Each store has at least one crane for stocking their goods in their higher up shelves. This makes their crane operation for hanging and removing the ad sheets on the ceiling easy and almost effortless. But such advantage can't be found in most small retail stores.

Most small retail stores can't afford a crane for their business. Most aisles in such stores are probably too narrow to allow for the crane operation. Although a high ladder can be used instead, its safety concern may have prevented such attempt in many small stores.

For many small retail stores interested in frequently changing their indoor decoration and advertisement, the indoor advertisement system shown in Fig. 2 may be an ideal solution. Such advertisement system can allow the ad sheet or decoration to be easily changed without lifting the operator. Paper ad sheets mounted on the sheet holder or the advertisements similar the one used by Albertsons can all be employed at low cost with good promotional results.

Target store is one of the most successful and admired retail stores. Photos 4 and 5 show two indoor banners placed in each Target store. These two banners are not advertisement, but more like a decoration for cheering each shopper entering the store.

Shown in photo 4 is a two-sided die-cut flat paper banner. Shown in photo 5 is a 3-D banner decoration. Both such banners are generic type suitable for use in many retail outlets. It can be hung on the ceiling of the store with the help of a crane, which unfortunately is only available to a few large retail stores.

For a typical small retail store, without the resource as the Target store, may also want to decorate its store for greeting its shoppers. If this store has one advertisement system similar to the one shown in Fig. 2, it can easily purchase one such decorative banner and install is at low cost.

III. Market Analysis

According to a report by BIA and Kelsey Group, the total revenues in U.S. local media advertising in 2008 was $155.3 billions. It includes an interactive share of local ad spending of 9% or 14 billions in Internet advertising. The remaining 91% or $141.3 billions is from traditional segments including newspaper, direct mail, television, radio, print yellow pages, out of home (non-digital), cable television, and magazines.

International Sign Association reported that in 2006, the U.S. sign industry had shipments of $49.5 billions and employed 262,700 employees. The most recent U.S. Census data (2006), characterized "sign manufacturing" as an $11.7 billions industry. This discrepancy is apparently attributed to industries like digital printing, display advertising services, graphic design, etc., that are not characterized by the Census as "sign manufacturing".

On-premise signs, broadly including on-premise banner and electronic displays, is the least expensive but most effective form of advertising. It is an investment that will pay a return many times over. A well designed, well placed sign display can generate huge profits, especially when considered as a part of an overall marketing strategy.

Today's sign industry, or broadly termed on-premise advertising industry, is a significant and growing part of the U.S. and global economies. As the least cost form of advertising, on-premise advertising can be the first regular advertising expense for small businesses.

In U.S., the sign industry is typically characterized by several thousands small manufacturers serving a localized customer base. Most plants are designed to make signs/banners individually or in short run production runs. Supplying this base of several thousands small companies, as well as several dozen large national sign companies, are manufacturers of sign products and components. Among the industrial sectors whose products are incorporated into sign manufacturing are electrical components, large format digital printers, inks, vinyl, canvas, aluminum, structural steel, heavy trucks, and more.

IV. Marketing and Sales Strategy

A. Sheet Holders

The main application of the present sheet holder is for holding one or a stack of art posters with size of 24" x 30" up to 24" x 36". One promising application is for pornographic posters due to the present sheet holder's capability allowing flipping through a stack of posters by users. One other application is for business presentation.

Starting the second year, HD will start wholesaling such sheet holders through poster retailers such as Michael. It will also approach low markup outlets including Costco and Sams as well as office outlets such as Office Depot and Staples. One other possibility is starting an Internet retail outlet selling these sheet holders by themself as well as through drop shipment and affiliate programs.

B. Indoor/Outdoor Advertisements

The role of HD here is essentially a wholesaler to U.S. sign manufacturers, which in turn sell and install the HD's products to the end users-retail stores. In the first three years, which in this case will be HD's second to fourth year, in which such indoor/outdoor supplies become available in one given territory, all investor company stores in this territory will have exclusive right to purchase and receive such supplies from HD. This is an ideal win-win marketing strategy.

Furthermore, due to licensing requirement for the display of all banner ads in each advertisement system installed, the final user needs to pay HD an annual royalty fee. Once a new system is installed, the final user needs to establish an account with HD and pay such annual fee as long as such system is active in operation each year. Such licensing deal is well known in the movie industry. For example, recently in U.S., each participating movie theater is required to pay an upfront licensing fee of $5,000 to $10,000, a screen to use a 3D equipment, plus a royalty of about 50 cents a ticket.

V. Competition

The unique advantages of HD's new products can be summarized as follows:

1. Sheet Holders
    - The elongated and light weight sheet holders provide a convenient way to hold a stack of art sheets to be viewed by flipping the stack.
    - It can hold art sheet with width either larger or smaller than the sheet holder, with or without mounting holes.

2. Indoor Advertisement
    - Advertisement can be raised and locked at a display height without lifting the operator to the height of display..
    - Reduce the cost of indoor advertisement by using paper ad sheet mounted on a toggle sheet holder.
    - Easy change of the display height to accommodate advertisement sheets of different height.
    - Encouraging frequent change of display based on the business needs.

3. Outdoor Advertisement
   - Mounting and removing advertisement without lifting the operator to the height of display.
   - Capable of displaying outdoor banner, 3D ad and TV ad interchangeably.
   - Securely mounting the outdoor advertisement at the display height.
   - Securely guiding the raising and lowering of the outdoor advertisement.
   - Encouraging frequent change of display based on the business needs.

Drs. Clayton M. Christensen and Michael E. Raynor, professors at Harvard Business School, said from their book "The Innovator's Solution, Creating and Sustaining Successful Growth" that for today's new technology industries, the challenge is to enable new customers to do things they've always been trying to do, but to do them more conveniently and predictably. This is especially important to technology seed companies (high tech or low tech). It is much harder to be successful by inventing new gadgets with novel features, but of unknown market demand. The chance of success will be better if the seed company can come up with a disruptive technology in an existing market by helping people do things they've always been trying to do, but to do them more conveniently, predictably, and economically.

The profile of HD fits exactly the mold suggested by Drs. Christensen and Raynor. HD is a seed company with disruptive technologies in the existing market of advertisement placement. HD's products will help people to place their advertisements more conveniently, frequently, and economically.

VI. Intellectual Property Protection

Currently there are three U.S. pending patents covering Dr. Chang's inventions in the sheet holders and indoor/outdoor advertisements placement. Both these pending patents and all future patents in these areas will be assigned to HD.

These inventions will be the very foundation based on which HD can survive in today's highly competitive world. It constitutes the pre-money $5 millions of the present business today. But its worth will be many times more once all patents are issued. The prototyping stage is completed. The lead-time of their entry into the market is short. There is no viable alternative technology existed that can compete effectively in offering the advantage represented by these inventions.

VII. Management

Dr. Chang will initially be the only employee as President of this Company. A resume of Dr. Chang is included in Appendix A.

Under the President there will be several managers to be filled. The number of managers will be increased as the HD business is expanded. Reporting to each manager will be several Executive Assistants, at Level I, II, and III. These positions will be filled later on an as needed basis. It is anticipated that the number of employees for the second, third, and fourth year will be about 20, 40, and 60, respectively.

In addition to regular employee benefit, each employee of the Company will be awarded stock bonus based on his or her salary. Starting the second year, each employee will be awarded stock bonus equal to 10% of yearly salary on the achievement of HD's yearly sales goal. Higher bonus amount will be awarded if this sales goal is exceeded. The price of the stock is based on the calculated Company's value per share during each year.

VIII. Operation

The major task in the first year of HD's operation is to seek and work with companies in Far East, mostly in China, for the production of all components of the sheet holders and advertisement systems. Several trips to the Far East sites by Dr. Chang may be needed to assure the quality of the finished components and final products in meeting the production specifications. The goal in the first year is to successfully import one full 40-foot container of the sheet holders and advertisement systems ready for second year's sales.

Toward the end of the first year a warehouse in California will be leased to receive the incoming products. Within the next year an East Coast branch office and warehouse will also be set up because by this time HD will be conducting business nationwide. This will also reduce the product shipping cost.

Appendix A: Resume of Dr. Chang

Cherng Chang, Ph.D.
PO Box 8574
Rowland Heights, CA 91748

Phone 626-912-3986
Cell 937-430-1435
E-mail cherngc@yahoo.com

EDUCATION:

Ph.D. University of Florida, Florida (1966-1970)
Major in Physical/Analytical Chemistry

B.S. National Cheng-Kung University, Taiwan (1961-1965)
Major in Chemical Engineering

Completed 21 credit hours toward MBA (1975-1977)
Wright State University, Ohio

EMPLOYMENT:

06-present	President Home Decoration, Inc., California
97-present	President American Home Decoration, Ohio
86-97	Senior Analytical Specialist DOE Nuclear Weapon Lab, Ohio
75-86	Research Associate Professor Wright State University, Ohio
74-75	Research Scientist System Research Laboratory, Ohio
72-74	Research Chemist Wright Patterson Air Force Base, Ohio
70-72	Post Doctor University of Houston, Texas

EXPERIENCE:

* Scientific expertise in radiation chemistry, environmental analysis, chemical instrumentation, mass spectrometry, and computer technology
* Experience in new consumer product innovation from initial conception, prototyping, to production and marketing
* 10 years plus experience in frame/art related work

MANAGEMENT:

* R/D group supervision and leadership
* Contract negotiation and client development
* New company creation and business management

MISCELLANEOUS:

* Over 50 publications including 8 US patents
* Past president of Dayton American Chinese Association
* GPA 3.7/4.0 (B.S. 1961-1965, rated 1/55); 3.8/4.0 (Ph.D. 1966-1970)

Fig. 1 Sheet Holder


Knob
Holding plate
Rubber block
with groove
Pegs
Base
Extension springs

Fig. 2 Indoor Advertisement


Pulleys
Ropes
Sheet holder
Control box
Up / Down
Lock
Back-to-back advertisement
sheets with clear vinyl cover

Fig. 3 Outdoor Advertisement



Fixture
TV
Ropes
Bolt pulleys
TV hooks
Signal Cable
Cleats
Power Cable
Pulleys
Hanging pulleys
Winches
Control box
Extension springs
To Computer

Photo 1


WELLS FARGO

Photo 2


TAX SERVICE
INCOME TAX

Photo 3


WE'VE
CUT
PRICES
ON THOUSANDS OF ITEMS
UP TO 20% LESS
EVERY DAY


SUMMER
TO SAVE
perfect picnics

Photo 4


hello baby

Photo 5

FINANCIAL STATEMENT

I. Financial

Table 1 is a pro forma income statement for HD in each of its first four years. This statement is only a partial statement because it only covers banner type of indoor/outdoor advertisements. Several important sections are not included here for the sake of simplicity.

One section missing from this statement is the sales of sheet holders. This section is less relevant to the present sign manufacturer investors' own business. But such sales could still be very significant from an investor's perspective.

The sales potential related to the electronic display type indoor/outdoor advertisements is also very significant. It is not included in the present analysis because current marketing data are somewhat lacking in the public publication.

It is anticipated that no sales will occur in its first year. The sales in the second to fourth year, as indicated above, will be entirely due to HD's sales to the one hundred sign manufacturer investors. Table 2 shows the anticipated sales to each such sign manufacturer in these three years. The listed sales cover all outdoor and indoor fixtures and their accessories. The unit price covers the materials and an imbedded loyalty for the fixture hardware. Here, the unit price is set at a fixed price for simplicity. But in reality, the material cost may have to be broken apart from the loyalty, and be made flexible depending on the unique material requirements in each different case. The listed unit price does not include the labor charge for installing such advertisement systems.

It is expected that the awarded patents may cover not just the fixture hardware of the advertisement system, it will also extend to the use of all banner ads regardless whether it is newly acquired or old banners previously owned by a typical store. A practical solution is simply charging a nominal annual fee for each installed advertisement system. Such information is also listed in Table 2.

The cost of sales in Table 1 is an estimation, which is based on Dr. Chang's previous frame related business experience involving sales and importing from China. It is subject to change, which will in turn change the sales price.

The Income Statement projects that the Company's revenue and net income after tax will be $45 millions and $12 millions, respectively, at the end of third year, and $93 millions and $26 millions, respectively, at the end of the fourth year. This phenomenal growth is due to the rapid realization of the benefit of the present indoor/outdoor advertisement systems.

II. Investment Offering

Most seed company investors are by nature risk takers. They are mainly looking for promising companies at seed stage. The value of these companies mainly resides in the disruptive technologies they hold which have large profit potential and are ready or near ready to be implemented into real products/service. Other assets such as management manpower are not as critical in this stage and can be stuffed at later stage. Of course investing in such companies are risky because such companies don't have tangible evidence (test market data) to prove that once their products/service enter the market it will have the demand as expected. This is the reason why the seed company investors demand high Return On Investment (ROI), 50% or more, on their investment.

Previously, Dr. Chang paid $10,000 for 5,000,000 shares of HD's common stock. It is proposed that 2.0 millions shares of the Company's stocks be offered (SEC Regulation A) in exchange for an initial investment up to $2.0 millions from one hundred outside investors, on the condition that three U.S. patent applications (#11/375,906, #12/156,307, and #12/221,700) and all future U.S. patents of Dr. Chang in this area be assigned to HD. Each investor will pay $20,000 for 20,000 shares of HD's common stocks. This will make HD's pre-money at $5 millions.

Table 3 provides a valuation of this Company, among others, at the end of each of the first four years. It is assumed that the value or price of its stocks at the end of each year is determined by the formula P (Price) / E (Earning) = 15, a very conservative assumption in view of its fast growth status. Except for the first year in which no earning can be reported, the value for this Company is $86 millions, $181 millions, and $384 millions, respectively, for its second year to fourth year.

At 28.6% initial stock ownership, the value of the investors' portion of this Company's valuation will be $25 millions, $52 millions, and $109 millions, respectively, for its second to fourth year. The calculated annualized return on investment (ROI) starting from the initial investment of $2.0 millions till ending second, third, and fourth years are 251%, 193%, and 171%, respectively. Such high ROIs at such early stage are rare among all start-up companies. On the other hand, these exceptionally high ROIs will offer a comforting factor. Even for any unforeseen reason the actual ROIs turn out to be only one half of what's expected, the present investment is still a very good one.

As seen in Table 3, the dividend payouts to one hundred investors at the end of third and fourth years will be $687,290, and $1,459,470, respectively. These payouts can be viewed as the interest income, but with better tax treatment, from the initial principal of $2.0 millions at annual rate of 34%, and 73%, respectively, in these two years.

III. Beyond the Fourth Year

Starting the fifth year, HD will become a more mature and financially strong company. Up to this point, HD has been mainly dealing with the existing one hundred sign store investors for its business. Beyond the fourth year, it is time to expand its business to bring in more sign manufacturers into HD's sphere of business alliance.

These new sign manufacturers are not brought in to replace, but rather to complement, the existing one hundred sign manufacturers. Up to this point these one hundred companies are probably only concentrated in the nation's major cities and its surrounding suburban areas. For them it is not economically feasible to expand into service to include many remote areas. As a matter of fact, there are probably even quite a few states that have not ever been served at all by these one hundred existing companies. It is expected that beyond the forth year there will be many more new companies joining the HD's service, but each one will be covering a territory somewhat remote and less serviced in the past.

It should be pointed out that this business plan is only a start, which reflects Dr. Chang's current vision of this company. In the future, Dr. Chang expects to issue a report once a month to all its shareholders, reporting its business progress as well as discussing its immediate future plan. More importantly, all its shareholders are also expected to provide feedback and suggestion in guiding the direction to be taken by this company. With our cooperative effort, we may be able to constantly revise the business plan for this company and lead it to a more prosperous future.

Table 1 Four-Year Pro Forma Income Statement

	Year (thousand)				
	0	1	2	3	4
Sales		$0.00	$21,800.00	$45,400.00	$92,600.00
Cost of Sales		$0.00	$9,810.00	$20,430.00	$41,670.00
Gross Profit		$0.00	$11,990.00	$24,970.00	$50,930.00
Operating Expenses					
Sales and Marketing		$60.00	$200.00	$400.00	$800.00
Administrative					
Payroll[2]					
President		$100.00	$100.00	$200.00	$200.00
Number of Employee		2	21	41	61
Total Payroll		$150.00	$1,100.00	$2,200.00	$3,200.00
Payroll Taxes, Benefits		$45.00	$330.00	$660.00	$960.00
Rent and Utilities		$40.00	$140.00	$240.00	$340.00
Total Operating Expenses		$295.00	$1,770.00	$3,500.00	$5,300.00
Operating Income		($295.00)	$10,220.00	$21,470.00	$45,630.00
Income Tax (35% + 8.84%)		$0.00	$4,480.45	$9,412.45	$20,004.19
Net Income		($295.00)	$5,739.55	$12,057.55	$25,625.81
Cash Dividends[3]		$0.00	$0.00	$2,411.51	$5,125.16
Yearly Retained Earning		($295.00)	$5,739.55	$9,646.04	$20,500.65
Accum Retained Earning		($295.00)	$5,444.55	$15,090.59	$35,591.24
Company Cash Balance	$2,010.00	$1,715.00	$7,454.55	$17,100.59	$37,601.24

1. A California C-corporation.
2. An employee stock bonus (10%) will be awarded to all employees on achievement of the year end sales goal.
3. Starting the 3rd year 20% of the net earning will be distributed as cash dividends for all shareholders.

TABLE 2. ESTIMATED SALES TO EACH SIGN MANUFACTURER INVESTOR AND ANNUAL PER UNIT FEE

Item	Year	Unit Price	Number of Unit	Total
Outdoor Fixture	2nd	$1,000	100	$100,000
	3rd	$1,000	200	$200,000
	4th	$1,000	400	$400,000
Indoor Fixture	2nd	$500	200	$100,000
	3rd	$500	400	$200,000
	4th	$500	800	$400,000
Annual Per Unit Fee	2nd	$100	100	$10,000
(Outdoor Ads)	3rd	$100	300	$30,000
	4th	$100	700	$70,000
Annual Per Unit Fee	2nd	$40	200	$8,000
(Indoor Ads)	3rd	$40	600	$24,000
	4th	$40	1400	$56,000

Table 3 Company Valuation HD, Inc.

	At the End of Year				
	0	1	2	3	4
Total Share Issued (thousands) (Accumulative)	7000	7000	7009	7017	7023
Total Share Issued to Investor (thousands) (Accumulative)	2000	2000	2000	2000	2000
Investor's Equity Share	28.57%	28.57%	28.53%	28.50%	28.48%
Sales (thousands)	0	$0.00	$21,800.00	$45,400.00	$92,600.00
Earning (after 35% and 8.84% Tax) (thousands)	0	-$295.00	$5,739.55	$12,057.55	$25,625.81
Company's Value (Earning x 15)[2] (thousands)			$86,093.25	$180,863.25	$384,387.15
Company's Value per Share			$12.30	$25.80	$54.78
Investors' Total Value (thousands)			$24,566.68	$51,546.57	$109,460.38
Each Investor's Value (thousand)			$245.67	$515.47	$1,094.60
Total Payroll (thousand)		$150.00	$1,100.00	$2,200.00	$3,200.00
Emplyee Bonus Shares (thousand)			8.94	8.53	5.84
Annualized Return on Investment (ROI) of $2,000,000			251%	193%	171%
Total Cash Dividends (thousands)[3]		$0.00	$0.00	$2,411.51	$5,125.16
Investors' Dividends (thousands)		$0.00	$0.00	$687.29	$1,459.47
Investors' Dividends / $2,000,000				34%	73%
Capital Investment (thousands)	$2,010				
Yearly Retained Earning (thousand)		($295.00)	$5,739.55	$9,646.04	$20,500.65
Accumulative Retained Earning (thousands)		($295.00)	$5,444.55	$15,090.59	$35,591.24
Company's Cash Balance (thousands)		$1,715.00	$7,454.55	$17,100.59	$37,601.24

1. A California C-corporation.
2. A (Price/Earning after Tax) ratio of 15 is assumed.
3. Starting 3rd year 20% of the net earning will be distributed as cash dividends for shareholders.

ME AND MY INVENTIONS

During my teenage years, my father suggested that beside my job in the future, I should also think about invention on the side. I first tinkered with invention shortly after obtaining my Ph.D. degree. By now I have more than ten inventions, mostly centered around different kind of picture frames.

In 1994, DOE announced the closing of one DOE facility (Mound Lab) in Ohio, which was secretly built during WWII as part of Manhattan Project for the research and production of atomic bombs. I was laid off in 1997 when this lab was in its final stage of closing. The city of Miamisburg took over this lab and set aside several buildings as an incubator. I was one among twenty some laid off scientists signed up for the lease of this incubator. I got nearly 1000 sqft of office and storage space. I setup my American Home Decoration, Inc. here and created one living quarter where I could cook, eat and sleep.

I have two sons who were college educated, married and fully established in their professional carrier. My wife, because of unsatisfied with my way of life, decided to separate and move to her own condo, keep her job and finance separated from me. I sold our house in 2004 and moved into the company at Mound as my residence too. In 2006 we divorced, shortly before I decided to move to California.

After my laid off, I tried in applying for any possible employment but with no success in this town (Dayton, OH), which itself was in a depressed stage. I decided to devote full time to my "invention" carrier. I spent more than fifty hours each week in this challenge. I had a lot of discovery, and enjoyed this work, but it brought in no penny in return.

In this 10 plus years of no job income, I have drained all my saving, depleted most of my IRA, 401K, and pension, used up all my proceeds from the house. I applied for several local venture capital investing. There was no taker simply because picture frame is not a hot market worth investing.

However, during this financial difficult time, I still continue receiving many free new credit cards with plenty of cash advance. I couldn't resist this temptation, thinking I just may have a break eventually either with a new job or business success down the road. Nothing happened, except for my deeper and deeper debt. I had no choice but to file bankruptcy in 2007, shortly after moving to California. As part of the bankruptcy proceeding, I chose to buy back all patents under my name, the result of my lifetime work. One of them is a US patent application, one of three to be assigned to HD as specified in the present business plan. The other two are US patent applications submitted after the bankruptcy date.

In California, I stay with my sister in the present address. She insisted no rent, as a way to thank me for my help in her earlier days. With my Social Security income, I was able to contribute to some household food expense. I started a new company "Home Decoration Inc." here, hopefully may find better venture investing support here.

The reason I started this new company is that I thought I might have a breakthrough in my invention. The sheet holder presented here, is not a picture frame, and has some unique advantages, and may have a promising market potential. The indoor/outdoor advertisement system is a break away from the picture frame lock jam, and will present much better market potential.

Over the years, I have got a lot of free advice from several counselors in SCORE. Presently I participate in a local inventor round table group. I like to provide an advice to all newcomer inventors. First, the road of invention is a tough one with very few success cases. If cannot afford it, don't do it in full time basis. Keep a full time job and still actively pursue the invention on the sideline. Second, reduce the financial outlay to a minimum. Just spend enough to make a prototype to prove its workability. Do a marketing study to make sure its market in existence. File a provisional patent application before marketing it publicly.